FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 11, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants: Wins Multiple System Order and Implements Integrated Metrology Within Weeks at Key US Customer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:

Chai Toren, CFO	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Wins Multiple System Order and Implements Integrated
Metrology Within Weeks at Key US Customer

Nova Measuring Instruments Receives Multiple System Order after Quick
Implementation of Integrated Metrology for STI Copper CMP

Rehovoth, Israel – July 11, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, announced today that is has received a large multiple-systems order from one of its key customers, based in the United States. The customer had previously been unsuccessful in implementing Integrated Metrology (IM) for its STI and Copper CMP interconnect applications in production, with equipment from another vendor. Nova, in a joint effort with the CMP Process Equipment supplier, delivered and set up the equipment to run in full production within several weeks. The customer decided to introduce IM across all its 200 and 300mm processes, both for 90 and 65nm technologies, at several fabs, placing a large system order.

Ronen Frish, Nova’s VP Customer Relations, says: “This is not the first time Nova assists customers in need, when other vendors were not able to implement the advanced process control integration for high volume manufacturing. Together with our equipment partners we proved that an integrated metrology implementation could be done very quickly, in a production environment where every minute counts. We have experienced similar implementations with other customers in the US, Japan and Asia-Pacific.”

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il